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                                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION    --------------------------------
FORM 4                                                        WASHINGTON, D.C. 20549                           OMB APPROVAL

[]  CHECK THIS BOX IF NO LONGER SUBJECT TO      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP        --------------------------------
    SECTION 16.  FORM 4 OR FORM 5 OBLIGATIONS                                                        OMB Number:         3235-0287
    MAY CONTINUE.  SEE INSTRUCTION 1(B).                                                             Expires:     January 31, 2005
                                                                                                     Estimated average burden
                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,          hours per response..........0.5
                                  Section 17(a) of the Public Utility                              --------------------------------
                  Holding Company Act of 1935 or Section 30(h) of the Investment Company Act
                                                      of 1940

(Print or Type Responses)
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
1. Name and Address of       2. Issuer Name and Ticker                                          6.Relationship of Reporting
   Reporting Person*            or Trading Symbol                                                 Person(s) to Issuer

APOLLO ADVISORS IV, L.P.        Sirius Satellite Radio Inc. (SIRI)                                           (Check all applicable)

APOLLO INVESTMENT FUND IV, L.P.
--------------------------------------------------------------------------------              [ ] Director      [X] 10% Owner
(Last)   (First)   (Middle)  3. I.R.S. or Identification     4. Statement for
                                Number of Reporting             Month/Day/Year                [ ] Officer (give [ ] Other (Specify
                                                                                                    title below)           below)
                              Person, if an entity (Voluntary)
TWO MANHATTANVILLE ROAD                                         03/07/2003                      ---------------------
---------------------------                                   ----------------------------------------------------------------------
         (Street)                                            5. If Amendment, Date of Original  7. Individual or Joint/Group Filing
                                                                (Month/Day/Year)                   (CHECK APPLICABLE LINE)

PURCHASE   NY       10577                                                                       [ ] Form filed by One Reporting
---------------------------                                                                          Person
(City)    (State)     (Zip)
                                                                                                [X] Form filed by More than One
                                                                                                    Reporting Person
                              ------------------------------------------------------------------------------------------------------
                                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALY OWNED
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1.  Title of Security    2. Trans-   2A.      3. Transaction  4. Securities Acquired    5. Amount of    6. Ownership    7. Nature of
    (Instr. 3)              action   Deemed      Code            (A) or Disposed of (D)    Securities      Form:  Direct  Indirect
                            Date     Execution   (Instr. 8)      (Instr. 3, 4 and 5)       Beneficially    (D) or         Beneficial
                            (Month/  Date, if    ----------------------------------------  Owned                          Ownership
                            Day/     any                                                   Following        Indirect (I)
                            Year)    Month/                            (A)                 Reported
                                     Day/                              or                  Transaction(s)   (Instr. 4)    (Instr. 4)
                                     Year)       Code    V   Amount    (D)    Price        (Instr. 3 and 4)
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COMMON STOCK, PAR       03/07/03                   P      39,927,796(2)   (A) See Footnote 2
VALUE $0.001 PER SHARE
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COMMON STOCK, PAR       03/07/03                   P      24,060,271(2)   (A) $1.0391
VALUE $0.001 PER SHARE
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COMMON STOCK, PAR       03/07/03                   P      52,581,285(2)   (A) See Footnote 2
VALUE $0.001 PER SHARE
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COMMON STOCK, PAR                                                                              162,986,242(1)  (I)(D)(3)   SEE
VALUE $0.001 PER SHARE                                                                                                   FOOTNOTE 1
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9.2% SERIES A JUNIOR    03/07/03                   S       1,902,823(4)   (D) See Footnote 2        0
CUMULATIVE CONVERTIBLE
PREFERRED STOCK
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9.2% SERIES B JUNIOR    03/07/03                   S         853,450(4)   (D) See Footnote 2        0
CUMULATIVE CONVERTIBLE
PREFERRED STOCK
------------------------------------------------------------------------------------------------------------------------------------

------------------------------

Reminder: Report on a separate line for each class                             Potential persons who repond to the collection of
of securities beneficially owned directly or indirectly.                       information contained in this form are not required
* If the form is filed by more than one reporting person, SEE                  to respond unless the form displays a currently valid
Instruction 4(b)(v).                                                           OMB control number.
                                                                                                                            (Over)
                                                                                                                    SEC 1474(9-02)

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FORM 4 (CONTINUED)                                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of  2. Conver- 3. Trans- 3A.     4. Trans- 5. Number  6. Date     7. Title and  8. Price of  9. Num- 10. Owner- 11. Nature
Derivative   sion or    action    Deemed  action    of Deriva- Exercisable  Amount of     Derivative  ber of  ship       of Indirect
Security     Exercise   Date      Execu-  Code      tive Sec-   and Expira- Underlying    Security    deriv-  Form       Beneficial
             Price of   (Month/   ion     (Instr.   urities    tion Date    Securities                ative   of Deriv-  Ownership
(Instr. 3)   Deriva-    Day/      Date,   8)        Acquired   (Month/Day/               (Instr. 5)   Secur-  ative      (Instr. 4)
             tive       Year)     if any            (A) or     Year)        (Instr. 3                 ities   Security
             Security             (Month/           Disposed                and 4)                    Bene-   Direct
                                  Day/              of (D)                                            ficially (D) or
                                  Year)                                                               Owned    Indi-
                                                    (Instr. 3,                                        Follow- rect (I)
                                                    4, and 5)                                         ing     (Instr. 4)
                                                                                                      Report-
                                                                                                      ed Trans-
                                                                                                      action(s)

                                                               ------------------------              (Instr. 4)
                                                      Date     Expira- Title  Amount
                                     ---------------- Exer-    tion           or Number
                                  Code V   (A)   (D)  Cisable  Date           of Shares
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SERIES A  $1.04  3/07/03   3/07/03   P  27,250,013   3/07/03  3/07/05 Common 27,250,013  See Footnote 2
COMMON                                                                Stock
PURCHASE WARRANTS
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SERIES B  $.92   3/07/03   3/07/03   P  18,166,677   3/07/03  3/07/05 Common 18,166,677  See Footnote 2
COMMON                                                                Stock
PURCHASE WARRANTS
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                                                                                                    45,416,690  (I)(D)(3) See
                                                                                                                          Footnote 1
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(1) Amount reported includes 149,388,256 shares of Common Stock owned by Apollo Investment Fund IV, L.P. (" AIF IV") and 13,597,786
shares of Common Stock owned by Apollo Overseas Partners IV, L.P. ("Overseas IV") including 947,300 and 52,700 shares of Common
Stock held by AIF IV and Overseas IV, respectively, prior to the transactions reported on this form. Advisors IV is the general partner of AIF IV and the managing general partner of Overseas IV. Apollo Capital Management IV, Inc. ("Capital Management")
is the general partner of Advisors IV. Apollo Management IV, L.P. ("Management IV") is the Manager of AIF IV and Overseas IV. AIF IV
Management, Inc. ("AIF IV Management") is the general partner of Management IV. Leon D. Black and John J. Hannan are directors and principal executive officers of Capital Management and AIF IV Management. Advisors IV, Capital Management, Management IV,
AIF IV Management and Messrs. Black and Hannan and their affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the
Securities Exchange Act of 1934, as amended, or for any other purpose.

(2) See Explanation of Responses

(3) (D) in the case of AIF IV and (I) in the case of Advisors IV.

(4) AIF IV disposed of 1,805,947 shares of 9.2% Series A Junior Cumulative Convertible Preferred Stock and 808,436 shares of 9.2%
Series B Junior Cumulative Convertible Preferred Stock. Overseas IV disposed of 96,876 shares of 9.2% Series A Junior Cumulative
Convertible Preferred Stock and 45,014 shares of 9.2% Series B Junior Cumulative Convertible Preferred Stock.

Explanation of Responses: The securities acquired and disposed of reported on this Form 4 were acquired and disposed of as part of a restructuring transaction in which 91% of Sirius Satellite Radio Inc.'s (the "Company") debt holders agreed to exchange their debt for common stock, the Company's preferred stockholders agreed to exchange their preferred shares for common stock and new warrants, and in which certain investors invested an aggregate of $200 million in new capital in exchange for newly-issued common stock.
Advisors IV acquired beneficial interests in (a) 52,581,285 shares of Common Stock in exchange for its $46,500,000, principal amount at maturity, senior secured discount notes and $16,900,000, principal amount at maturity, senior secured notes, in each case issued by the Company (collectively, "Company Notes"), (b) 39,927,796 shares of Common Stock and warrants to purchase an additional
45,416,690 shares of Common Stock with 18,166,677 warrants having an exercise price of $.92 per share and 27,250,013 warrants having an exercise price of $1.04 per share, in exchange for the retirement of all the shares of 9.2% Series A Junior Cumulative
Convertible Preferred Stock and 9.2% Series B Junior Cumulative Convertible Preferred Stock ("Company Preferred Shares")
beneficially owned by it and (c) 24,060,271 shares of Common Stock in exchange for a $25,000,000 cash investment. AIF acquired beneficial interests in (a) 49,815,357shares of Common Stock in exchange for Company Notes held by it, (b) 37,894,998 shares of
Common Stock and warrants to purchase an additional 43,104,980 shares of Common Stock with 17,241,993 warrants having an exercise price of $.92 and 25,862,987 warrants having an exercise price of $1.04, in exchange for the retirement of all the shares of 9.2%
Series A Junior Cumulative Convertible Preferred Stock and 9.2% Series B Junior Cumulative Convertible Preferred Stock held by it and (c) 22,835,603 shares of Common Stockin exchange for a $23,727,500 cash investment. Any shares beneficially owned by Advisors IV and not directly owned by AIF IV are directly owned by Overseas IV, and all Company Preferred Shares exchanged that were beneficially owned by Advisors IV but not directly owned by AIF IV were directly owned by Overseas IV.

                                                                  APOLLO INVESTMENT FUND IV, L.P.

                                                                   By:  APOLLO ADVISORS IV, L.P., ITS GENERAL PARTNER

                                                                        By: APOLLO CAPITAL MANAGEMENT IV, INC., ITS GENERAL PARTNER

                                                                       /s/ MICHAEL D. WEINER            March 11, 2003
                                                                       ---------------------            --------------
                                                                       Name:  Michael D. Weiner         Date
                                                                       Title: Vice President, Apollo
                                                                              Capital Management IV, Inc.

                                                                  APOLLO ADVISORS IV, L.P.

                                                                  By:  APOLLO CAPITAL MANAGEMENT IV, INC., ITS GENERAL PARTNER

                                                                       /s/ MICHAEL D. WEINER            March 11, 2003
                                                                       ---------------------            --------------
                                                                       Name:  Michael D. Weiner         Date
                                                                       Title: Vice President, Apollo
                                                                              Capital Management IV, Inc.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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